VIA U.S. MAIL AND FACSIMILE

Michael K. Renetzky, Esq.
Locke Lord Bissell & Liddell, LLP
111 South Wacker Drive
Chicago, IL 60606-4410

      Re: Federal Life Trust, No. 333-147558
              Initial Registration Statement on Form N-1A

Dear Mr. Renetzky:

The staff has reviewed the above-referenced registration statement, which the Commission received on November 21, 2007. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

    a. Please confirm supplementally that the fund names on the front cover page of the prospectus are and will continue to be the same as those associated with the series identifiers submitted as part of the registration statement on EDGAR.

    b. Please clarify supplementally whether the funds' fund of funds structure follows an exemptive Commission order issued to the funds or the applicable sections of and rules under the Investment Company Act of 1940 ("Act"). If the former, please provide the staff with the release number of the order. If the latter, please clarify supplementally how the structure complies with those sections and rules.

    c. The prospectus describes two portfolios, one a fixed income fund and one an equity fund. Inasmuch as these are two different types of funds, we believe it can be confusing to an investor to combine the responses to Items 2(a) and 4(a) of Form N-1A as to the strategies and risks for the two funds. Accordingly, please revise the prospectus to treat the two funds separately or provide precedent for this approach.

Prospectus

2. Principal Investment Strategies (pp. 1-2)

    a. Please consider disclosing more detail about the considerations the adviser will use when determining how funds will be invested within the framework of the general allocations.

    b. The prospectus for each of the funds of funds identifies certain principal risks but do not identify the principal strategies that reflect those risks. For example, there is no principal investment strategy that corresponds to the principal investment risk, "Short Sale Risk", discussed on page 4. In addition, there is no principal investment strategy that corresponds to the principal investment risk, "Turnover Risk", discussed on page 5. Please identify principal investment strategies of underlying funds that, based on estimated allocations would be principal investment strategies for the fund of funds.

c. When listing the asset classes under the Federal Life Fixed Income Portfolio, please disclose that high yield bonds are commonly referred to as junk bonds the first time reference to this asset class is made.

3. Principal Investment Risk (pp. 2-5)

a. Please revise the discussion of the Principal Investment Risks to reflect the particular principal investment strategies of each portfolio identified as requested in Comment 2b above.

b. When discussing the "Change in Rating Risk" on page 3, please provide the investor a brief description of credit ratings, what they evaluate, and the importance of credit ratings to the marketplace.

4. Fees and Expenses (pp. 5-6)

a. The prospectus provides a range of estimated expenses for Other Expenses. Please list a single value for the estimate or provide precedent for this approach.

b. The fee table lists 22 basis points as the Acquired Fund Fees and Expenses, even though the two funds invest in very different types of underlying funds, and notes in a footnote that this represents a "hypothetical" mix of underlying funds. Please revise the figure to reflect an estimate of expected underlying fund investments. In addition, in footnote 2 of the Annual Portfolio Operating Expenses table, please clarify that the annual operating expenses of the Underlying ETFs are based upon estimated amounts for the current fiscal year. Form N-1A, Item 3, Instruction 3(f)(vi).

c. Please revise the example table to show only the 1- and 3-year periods per Item 3, Instruction 5(c) of Form N-1A. Also, please revise the example table to show the example that returns the highest dollar amount of fees first.

5. Management of the Portfolios (pp. 9-10)

The prospectus refers on page 9 to "the Investment Advisory Agreement, and notes on the same page that the Subadvisor "is engaged" to provide certain services. In addition, the prospectus notes that the annual or semi-annual report of the Portfolios will contain information about those agreements "[d]epending on when the Board of Trustees reviews and, if appropriate, renews" those agreements.

a. Please revise the prospectus to note the dates that the Board approved the advisory agreement referred to and the subadvisory agreement.

b. Please revise the prospectus to clarify that the factors the Board considered in approving the agreements are contained in the annual report for the year ended December 31, 2007. Form N-1A, Items 5(a)(i)(iii) and 21(d)(6), and Rule 30e-1.

6. Excessive Trading and Market Timing Activities (p. 11)

Please revise the prospectus to describe whether the deterrence policies and procedures are applied uniformly to all transactions. In addition, please note the extent to which the Board or parties to whom implementation of the procedures are delegated reserve discretion in deciding to restrict transactions. Finally, if such discretion is reserved, please clarify that a result of such discretion could be that some market timing activity is deterred while others are allowed to proceed.

Statement of Additional Information

7. Investments and Risks of the Underlying ETFs (pp. 3-18)

Please include any risks associated with investing in the following types of securities:

a. *Inflation-Protected Obligations* (p. 5)

b. *Illiquid Investments* (pp. 9-10)

c. *OTC Options* (p. 13)

d. *Stock Index Futures and Options on Stock Index Futures* (p. 13)

e. *Swap Agreements* (p. 13)

f. *Repurchase Agreements* (p. 14)

g. *Reverse Repurchase Agreements* (p. 14)

h. *Asset-Backed and Commercial Mortgage-Backed Securities* (p. 15)

8. Management of the Trust (pp. 19-23)

Please complete the information in this section in accordance with Items 12 and 13 on Form N-1A.

9. Proxy Voting Policies of the Portfolio (p. 22)

The SAI notes that the Adviser will normally vote on specific proxy issues in accordance with "its proxy voting guidelines," and provides a few examples of voting on specific matters, including votes on social matters. Please supplement the discussion with more detail regarding these guidelines or, in the alternative, attach a copy of these guidelines. Please keep in mind that the Portfolios are funds that invest in exchange traded funds when describing these guidelines.

10. Portfolio Managers (p. 24)

a. Please revise the SAI to clarify how many other accounts managed by the portfolio manager are based on the performance of those accounts. Form N-1A, Item 15(a)(4).

b. The SAI notes that the portfolio manager is paid a percentage fee of the Portfolio assets. Please clarify whether this fee is fixed. If it is fixed, please describe the term. If it may change, please describe with specificity the criteria on which that change is based. Form N-1A, Item 15(b).

11. Other Service Providers (p. 26)

Please complete the information in this section in accordance with Item 14(d) on Form N-1A.

12. Exhibits

Please confirm that all applicable exhibits will be provided under Item 23.

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13. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-4644.

Sincerely,

Craig Ruckman
Law Clerk
Office of Insurance Products